Phil Neumann · 3rd

Co-Founder & CEO, Mainstem Malt

Walla Walla, Washington, United States · Contact info

357 connections

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Mainstem Malt

Oregon State University

Experience

Co-Founder
Mainstem Malt
Dec 2014 – Present · 6 yrs 6 mos
Walla Walla, Washington

Mainstem Malt is a regional craft malt supply company with global ambitions, based in Walla Walla, Washington. We connect environmentally innovative family farms to brewers, distillers, and bakers, and pass along a cohesive supply chain story to end consumers. At the heart of it, we strive to finance rural sustainability initiatives through consumer willingness to pay.

Program Director
Walla Walla Watershed Management Partnership
Jul 2013 – Apr 2015 · 1 yr 10 mos
Walla Walla, WA

The Walla Walla Watershed Management Partnership is legislatively authorized to pilot local water management in the Walla Walla Basin. Through implementation and adaptive management of the Partnership's "Flow From Flexibility" water management programs, my time at the Partnership was spent harnessing the vast potential for win-win-win outcomes amongst the Basin's fish, ...see more

Sheep Production Apprentice
OREGON SHEEP GROWERS ASSOCIATION INC · Apprenticeship
2012 – 2013 · 1 yr
Corvallis, Oregon, United States

After grad school and before the dreams that hatched Mainstem Malt, Alyssa and I had dreams of becoming lamb and wool farmers in Northeast Oregon. Through an intensive program with the Oregon Sheep Growers Association, I was able to apprentice on multiple sheep farms in the Willamette Valley, gaining valuable new skills in agriculture from some of the industry's leaders.

Graduate Research Assistant
Oregon State University
2010 – 2012 · 2 yrs

I was employed by Dr. Roy Haggerty to assist with the Willamette Water 2100 project, a unique experiment funded by the National Science Foundation to model the impacts of climate change and human behavior on water scarcity. My primary task was to tailor a USGS-built, regional groundwater flow model for use in the regional water scarcity model, Willamette Envisi ...see more

Hydrologic Technician
US Forest Service
2009 – 2011 · 2 yrs

I worked full-time, seasonal hours on a hydrology field crew on Colorado's 2.5 million acre San Juan Public Lands. I helped manage a diverse and rigorous workload in an extremely dynamic environment. Common tasks included cross sectional and longitudinal channel surveys, discharge measurement, vegetation surveys, well level/river stage correlation using pressure trans ...see more

Education

Oregon State University
Master of Science (M.S.), Water Resources Science
2010 – 2012

University of Colorado at Boulder
Bachelor of Arts (B.A.), Environmental Studies, Ecology & Evolutionary Biology, and Physical Geography
2005 – 2009

Skills & endorsements

Malting · 1
Mousa Diabat has given an endorsement for this skill

Hydrogeology · 7
Endorsed by **5 of Phil's colleagues at Oregon State University**

Water · 8
Endorsed by **5 of Phil's colleagues at Oregon State University**

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Accomplishments

2 **Languages**
English • Spanish

1 **Project**
My Master's Thesis

Interests



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